MDS Inc. Announces Retirement of Wilfred G. Lewitt As Chairman of the Board

John T. Mayberry to Succeed Lewitt as Chairman

Toronto, ON, October 28, 2004 - MDS Inc. (TSX: MDS; NYSE: MDZ) today announced that Wilf Lewitt, Executive Chairman of the Board, will step down as Chairman of the MDS board effective October 31, 2004 but will continue on as a member of the Board until the 2005 Annual Meeting, where he will not stand for re-election. Current board member and lead independent director, John T. Mayberry, will succeed Lewitt as Chairman.

Lewitt, 71, who has been with MDS since 1970, led the company for more than 26 years in the role of President and CEO until assuming the position of chairman in 1996. During his tenure the company grew from an Ontario based laboratory business to a global health and life sciences company. Since the company's incorporation MDS' revenues have grown to $1.8 billion, and the number of operating units have expanded from one to five.

"Wilf has made an extraordinary contribution to MDS over his 34 years at MDS," said John Rogers, President and CEO of MDS. "His vision, insight and leadership were instrumental in guiding and directing the growth of the company. He will be missed by so many of the senior leadership team and employees across the company," he added.

"My time at MDS has been extremely rewarding, as I believe strongly in the company's values, business model and future potential," said Lewitt. "John Mayberry is a very talented and experienced leader who will continue to work with John Rogers and the rest of the board to lead MDS through its next phase of development," he added.

Mr. Mayberry retired as Chairman and CEO of Dofasco Inc., a leading producer of primary steel and finished steel products, in 2003. During his 36-year career in the steel industry, he held a number of senior positions at Dofasco including President and CEO, Executive Vice President, and Vice President and Works Manager. Mr. Mayberry currently serves as a Director of Scotiabank, Decoma International Inc., Inco Limited and CFM Corporation.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For further MDS information contact:
Investor Relations: Sharon Mathers Vice President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com	Media Relations: Naomi Nemeth Director, Global External Communications 416-675-6777 x 4692 nnemeth@mdsintl.com